Exhibit (a)(1)(iii)

CLARION PARTNERS REAL ESTATE INCOME FUND INC.

620 EIGHTH AVENUE

NEW YORK, NEW YORK 10018

DEAR STOCKHOLDER:

The Board of Directors of Clarion Partners Real Estate Income Fund Inc. (the “Fund”) has authorized a tender offer for outstanding shares of the Fund’s Common Stock, par value $.001 per share (the “Shares”) representing up to 5.0% of the Fund’s aggregate net asset value.

Accordingly, the Fund is hereby commencing an offer to purchase for cash up Shares representing up to $2,726,574 in aggregate net asset value. The offer is at a price equal to the Fund’s net asset value per Share of each class of Common Stock (“NAV”) as of the close of the customary trading session (normally 4:00 p.m. New York City time) on the New York Stock Exchange (“NYSE”) on January 14, 2021 (or if the Offer is extended, on the date to which the Offer is extended), upon the terms and conditions set forth in the enclosed Offer to Purchase and related Repurchase Request Form (which together constitute the “Offer”). In accordance with the rules promulgated by the Securities and Exchange Commission, the Fund may accept for purchase additional outstanding Shares representing up to 2.0% of the Fund’s aggregate net asset value without amending or extending the Offer.

The purpose of the Offer is to provide liquidity to Stockholders, as contemplated by and in accordance with the procedures set forth in the Fund’s prospectus. The deadline for participating in the Offer is 4:00 p.m., New York City time, January 14, 2021, or such later date to which the Offer is extended (the “Termination Date”). Stockholders who choose to participate in the Offer can expect to receive payment for Shares tendered and accepted in the manner and at such time as set forth in the Offer.

If, after carefully evaluating all information set forth in the Offer, you wish to tender Shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your Shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any Shares.

As of December 3, 2020, the net asset value was $10.16, $10.15, $10.16 and $10.16 per Class S Share, Class T Share, Class D Share and Class I Share, respectively. As of December 3, 2020, there were 5,223, 916,995, 7,266 and 4,443,089 Class S Shares, Class T Shares, Class D Shares and Class I Shares, respectively, issued and outstanding, and the Fund’s aggregate net asset value was $54,557,133. An estimate of the Fund’s current NAV per Share of each class of Common Stock during the pendency of the Offer may be obtained by contacting SS&C Technologies, Inc., the Fund’s Information Agent, toll free at (844) 534-4627.

None of the Fund, its Board of Directors (the “Board”), Legg Mason Partners Fund Advisor, LLC, the Fund’s investment manager, nor Clarion Partners, LLC or Western Asset Management Company, LLC, the Fund’s subadvisers, is making any recommendation to any Stockholder whether to tender or refrain from tendering Shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision.

Questions, requests for assistance and requests for additional copies of the Offer and related materials should be directed to SS&C Technologies, Inc., the Fund’s Information Agent, toll free at (844) 534-4627.

Sincerely,

/s/ Jane E. Trust
Name: Jane E. Trust
Title: Chairman, President and Chief Executive Officer
CLARION PARTNERS REAL ESTATE INCOME FUND INC.

December 14, 2020

2178 Ameriprise Financial Center

Minneapolis, MN 55474

Dear Client:

Your position in the above fund is currently being held in your account at our firm. Legg Mason Partners Fund Advisor, LLC, the fund’s investment manager, requested that we forward the enclosed quarterly repurchase offer form to you. In order to provide liquidity to investors, the fund extends the repurchase offer on a quarterly basis. You are not required to sell any of your shares during this repurchase offer. If you do not wish to sell your shares at this time, kindly disregard this notice.

If you wish to sell your shares, we need instructions from you as to what action you wish to take regarding this offer. The terms and conditions of this offer are outlined in the enclosed material which you should read carefully. As a holder of your fund(s), we will forward your instructions should you choose to participate in this offer.

Unless we have otherwise advised you, it is imperative we receive your instructions no later than the reply date in order to properly fulfill your instructions. Any instructions received after that time will be processed on a best efforts basis only. Please be advised we cannot act without your instructions, and we will not be held liable for instructions received after the processing deadline. Any information given to us, either verbally or in writing, is intended as a guide and is not to be used as the basis for any decision regarding the offer.

For delivery:

Return to Ameriprise by electronic submission (eFile), fax (1.866.432.9267) or by mail (70100 Ameriprise Financial Center, Minneapolis, MN 55474).

CONTACT YOUR FINANCIAL ADVISOR FOR ADDITIONAL INFORMATION